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Neil McGlone                            Jack Finney
Michael A. Burns & Associates           Retalix USA
+1-214-521-8596                         +1-215-953-5889
nmcglone@mbapr.com                      Jack.finney@retalix.com


                 Haggen, Inc. Selects Retalix HQ For Centralized
                          Pricing and Data Management

      Northwest's Largest Independent Grocer Implements Rules-Based System
                 to Effectively Manage Complex Business Process

     Dallas, Texas, March 26, 2008 - Retalix(R) (Nasdaq: RTLX), a global provider of software solutions for retailers and distributors, announced today that Haggen, Inc., a 33-store regional grocer based in Bellingham, Wash., has selected Retalix HQ to replace its legacy pricing system.

     Retalix HQ is a centralized, rules-based pricing and inventory management solution. It helps grocers control authorized items, costs and prices, and standardizes a company's pricing best-practice disciplines for consistent execution of its price strategy.

     Installed at more than 100 grocery clients representing more than 5,000 stores, Retalix HQ is widely recognized as the industry leader in price management and execution. Its features, functions and multiple module configurations enable customers to implement a powerful point solution for pricing, or an enterprise-wide merchandising and execution system.

     "The Retalix solution is the clear market leader in its category, with a proven track record in the grocery business as an end-to-end solution," said Harrison Lewis, vice president and CIO of Haggen. "Retalix HQ will enable us to more efficiently manage our item and vendor information while aiding in the successful implementation of our pricing automation and optimization initiatives."

     "Pricing execution is fundamental to an effective grocery operation - it impacts customer satisfaction levels, margins and inventory turns," said Ray Carlin, executive vice president of Retalix USA. "Retalix HQ serves as the backbone to the entire pricing lifecycle process."

About Haggen
Haggen, Inc. operates 33 supermarkets and one stand-alone pharmacy in Washington and Oregon under the Haggen Food & Pharmacy, TOP Food & Drug and Larry's Market names. Headquartered in Bellingham, Washington, it is the largest independent grocer and the seventh-largest private company based in the state of Washington.

About Retalix
Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.
Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners. Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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